UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3) *

Sears Canada Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

81234D109

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81234D109

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,082,587
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 24,082,587
	10.	Shared Dispositive Power 19,909,093
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,991,680
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 101,877,662 Shares of the Issuer outstanding as of October 14, 2014, as disclosed in Amendment No. 1 to Form F-10 filed by the Issuer with the Securities and Exchange Commission on October 15, 2014.

CUSIP No. 81234D109

1.	Names of Reporting Persons. SPE I Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,559,551 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,559,551 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,559,551 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 728,699 Shares of the Issuer that may be acquired within 60 days upon the exercise of subscription rights to purchase Shares of the Issuer.
(2)	Based upon 101,877,662 Shares of the Issuer outstanding as of October 14, 2014, as disclosed in Amendment No. 1 to Form F-10 filed by the Issuer with the Securities and Exchange Commission on October 15, 2014.

CUSIP No. 81234D109

1.	Names of Reporting Persons. SPE Master I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,005,669 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,005,669 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,005,669 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 937,147 Shares of the Issuer that may be acquired within 60 days upon the exercise of subscription rights to purchase Shares of the Issuer.
(2)	Based upon 101,877,662 Shares of the Issuer outstanding as of October 14, 2014, as disclosed in Amendment No. 1 to Form F-10 filed by the Issuer with the Securities and Exchange Commission on October 15, 2014.

CUSIP No. 81234D109

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,647,807 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 27,647,807 (1)
	10.	Shared Dispositive Power 19,909,093
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,556,900 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 46.7% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 1,665,846 Shares of the Issuer that may be acquired within 60 days upon the exercise of subscription rights to purchase Shares of the Issuer.
(2)	Based upon 101,877,662 Shares of the Issuer outstanding as of October 14, 2014, as disclosed in Amendment No. 1 to Form F-10 filed by the Issuer with the Securities and Exchange Commission on October 15, 2014.

CUSIP No. 81234D109

1.	Names of Reporting Persons. ESL Institutional Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,223
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,223
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,223
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 101,877,662 Shares of the Issuer outstanding as of October 14, 2014, as disclosed in Amendment No. 1 to Form F-10 filed by the Issuer with the Securities and Exchange Commission on October 15, 2014.

CUSIP No. 81234D109

1.	Names of Reporting Persons. RBS Investment Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,223
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,223
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,223
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 101,877,662 Shares of the Issuer outstanding as of October 14, 2014, as disclosed in Amendment No. 1 to Form F-10 filed by the Issuer with the Securities and Exchange Commission on October 15, 2014.

CUSIP No. 81234D109

1.	Names of Reporting Persons. CRK Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 599
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 599
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 599
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 101,877,662 Shares of the Issuer outstanding as of October 14, 2014, as disclosed in Amendment No. 1 to Form F-10 filed by the Issuer with the Securities and Exchange Commission on October 15, 2014.

CUSIP No. 81234D109

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,656,629 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 27,656,629 (1)
	10.	Shared Dispositive Power 19,909,093
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,565,722 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 46.7% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 1,665,846 Shares of the Issuer that may be acquired within 60 days upon the exercise of subscription rights to purchase Shares of the Issuer.
(2)	Based upon 101,877,662 Shares of the Issuer outstanding as of October 14, 2014, as disclosed in Amendment No. 1 to Form F-10 filed by the Issuer with the Securities and Exchange Commission on October 15, 2014.

CUSIP No. 81234D109

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 47,565,722 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 27,656,629 (1)
	10.	Shared Dispositive Power 19,909,093
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,565,722 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 46.7% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,665,846 Shares of the Issuer that may be acquired within 60 days upon the exercise of subscription rights to purchase Shares of the Issuer.
(2)	Based upon 101,877,662 Shares of the Issuer outstanding as of October 14, 2014, as disclosed in Amendment No. 1 to Form F-10 filed by the Issuer with the Securities and Exchange Commission on October 15, 2014.

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to common shares, no par value (the “Shares”), of Sears Canada Inc., a corporation organized under the laws of Canada (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), CRK Partners, LLC, a Delaware limited liability company (“CRK LLC”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“Effective as of 5:00 p.m. New York City time on October 16, 2014 (the “Record Date”), in connection with a subscription rights offering (the “Rights Offering”) by Sears Holdings Corporation (“Holdings”) to its stockholders, Holdings distributed to Partners, SPE I, SPE Master I, CRK LLC, Institutional and Mr. Lampert, at no charge, subscription rights to purchase an aggregate of 19,407,354 Shares of the Issuer from Holdings. A form of the subscription rights certificate is attached hereto as Exhibit 99.3 and incorporated by reference herein.

On October 16, 2014, Partners, CRK LLC, Institutional and Mr. Lampert (the “Participating Reporting Persons”) exercised their subscription rights to purchase an aggregate of 17,741,508 Shares of the Issuer from Holdings for total cash consideration of $168,544,326.00. Partners, CRK LLC and Institutional used working capital to exercise their subscription rights to purchase Shares of the Issuer. Mr. Lampert used personal funds to exercise his subscription rights to purchase Shares of the Issuer.

The Participating Reporting Persons also exercised their over-subscription privileges associated with the subscription rights to acquire, upon completion of the Rights Offering, in the aggregate up to an additional 4,538,933 Shares of the Issuer, but only to the extent that such exercise would result in the Reporting Persons owning no more than 50,438,811 Shares of the Issuer upon completion of the Rights Offering (and, in any event, less than 50.0% of the Shares of the Issuer then outstanding).”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“Holdings is conducting the Rights Offering, whereby Holdings distributed, at no charge, to each holder of its outstanding common stock (“Holdings Stock”) as of the Record Date, transferrable subscription rights to purchase from Holdings up to an aggregate of 40,000,000 Shares of the Issuer, at a price of $9.50 per whole share. Holdings distributed to each holder of its Holdings Stock one subscription right for each full share of Holdings Stock owned by that stockholder as of the Record Date, subject to certain exceptions. Each subscription right entitles its holder to purchase from Holdings 0.375643 of a Share of the Issuer. A form of the subscription rights certificate is attached hereto as Exhibit 99.3 and incorporated by reference herein.

Effective as of the Record Date, in connection with the Rights Offering by Holdings to its stockholders, Holdings distributed to Partners, SPE I, SPE Master I, CRK LLC, Institutional and Mr. Lampert, at no charge, subscription rights to purchase an aggregate of 19,407,354 Shares of the Issuer from Holdings. On October 16, 2014, the Participating Reporting Persons exercised their subscription rights to purchase an aggregate of 17,741,508 Shares of the Issuer from Holdings.

The Participating Reporting Persons also exercised their over-subscription privileges associated with the subscription rights to acquire, upon completion of the Rights Offering, in the aggregate up to an additional 4,538,933 Shares of the Issuer, but only to the extent that such exercise would result in the Reporting Persons owning no more than 50,438,811 Shares of the Issuer upon completion of the Rights Offering (and, in any event, less than 50.0% of the Shares of the Issuer then outstanding).

SPE I and SPE Master I are liquidating entities and do not make new investments, such as the exercise of the subscription rights. SPE I and/or SPE Master I may sell their subscription rights in the open market and/or to certain other Reporting Persons.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of October 17, 2014, the Reporting Persons may be deemed to beneficially own the Shares of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	43,991,680	(1)	43.2%	24,082,587		0	24,082,587		19,909,093	(1)
SPE I Partners, LP	1,559,551	(2)	1.5%	1,559,551	(2)	0	1,559,551	(2)	0
SPE Master I, LP	2,005,669	(3)	2.0%	2,005,669	(3)	0	2,005,669	(3)	0
RBS Partners, L.P.	47,556,900	(1)(4)	46.7%	27,647,807	(4)	0	27,647,807	(4)	19,909,093	(1)
ESL Institutional Partners, L.P.	8,223		0.0%	8,223		0	8,223		0
RBS Investment Management, L.L.C.	8,223	(5)	0.0%	8,223	(5)	0	8,223	(5)	0
CRK Partners, LLC	599		0.0%	599		0	599		0
ESL Investments, Inc.	47,565,722	(1)(6)	46.7%	27,656,629	(6)	0	27,656,629	(6)	19,909,093	(1)
Edward S. Lampert	47,565,722	(1)(7)	46.7%	47,565,722	(1)(7)	0	27,656,629	(7)	19,909,093	(1)

(1)	This number includes 19,909,093 Shares of the Issuer held by Mr. Lampert. Partners has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.

(2)	This number includes 728,699 Shares of the Issuer that SPE I has the right to acquire within 60 days pursuant to subscription rights to purchase Shares of the Issuer.

(3)	This number includes 937,147 Shares of the Issuer that SPE Master I has the right to acquire within 60 days pursuant to subscription rights to purchase Shares of the Issuer.

(4)	This number includes 24,082,587 Shares of the Issuer held by Partners, 830,852 Shares of the Issuer held by SPE I, 728,699 Shares of the Issuer that SPE I has the right to acquire within 60 days pursuant to subscription rights to purchase Shares of the Issuer, 1,068,522 Shares of the Issuer held by SPE Master I and 937,147 Shares of the Issuer that SPE Master I has the right to acquire within 60 days pursuant to subscription rights to purchase Shares of the Issuer. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners, SPE I and SPE Master I.

(5)	This number includes 8,223 Shares of the Issuer held by Institutional. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Institutional.

(6)	This number includes 24,082,587 Shares of the Issuer held by Partners, 830,852 Shares of the Issuer held by SPE I, 728,699 Shares of the Issuer that SPE I has the right to acquire within 60 days pursuant to subscription rights to purchase Shares of the Issuer, 1,068,522 Shares of the Issuer held by SPE Master I, 937,147 Shares of the Issuer that SPE Master I has the right to acquire within 60 days pursuant to subscription rights to purchase Shares of the Issuer, 8,223 Shares of the Issuer held by Institutional and 599 Shares of the Issuer held by CRK LLC. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. ESL is the manager of, and may be deemed to indirectly beneficially own securities owned by, RBSIM. ESL is the sole member of, and may be deemed to indirectly beneficially own securities owned by, CRK LLC.

(7)	This number includes 24,082,587 Shares of the Issuer held by Partners, 830,852 Shares of the Issuer held by SPE I, 728,699 Shares of the Issuer that SPE I has the right to acquire within 60 days pursuant to subscription rights to purchase Shares of the Issuer, 1,068,522 Shares of the Issuer held by SPE Master I, 937,147 Shares of the Issuer that SPE Master I has the right to acquire within 60 days pursuant to subscription rights to purchase Shares of the Issuer, 8,223 Shares of the Issuer held by Institutional and 599 Shares of the Issuer held by CRK LLC. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 99.1 to Schedule 13D filed on November 13, 2012).

99.2	Joint Filing Agreement (incorporated by reference to Exhibit 99.2 to Schedule 13D filed on October 3, 2014).

99.3	Form of Subscription Rights Certificate (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2014	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE I PARTNERS, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER I, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By: RBS Investment Management, L.L.C., as its general partner

By: ESL Investments, Inc., as its manager

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By: ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

CRK PARTNERS, LLC

By: ESL Investments, Inc., as its sole member

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 99.1 to Schedule 13D filed on November 13, 2012).

99.2	Joint Filing Agreement (incorporated by reference to Exhibit 99.2 to Schedule 13D filed on October 3, 2014).

99.3	Form of Subscription Rights Certificate (filed herewith).